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                             November 14, 2023

       Sandy Ran Xu
       Chief Financial Officer
       JD.com, Inc.
       20th Floor, Building A, No. 18 Kechuang 11 Street
       Yizhuang Economic and Technological Development Zone
       Daxing District, Beijing 101111
       People   s Republic of China

                                                        Re: JD.com, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 14, 2023
                                                            File No. 001-36450

       Dear Sandy Ran Xu:

              We have reviewed your September 14, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 176

   1. We note your response to prior comments 1 and 3. Item 16I(b) requires that you provide disclosures for
yourself and your consolidated foreign operating entities, including variable interest
entities or similar structures. Please amend your filing to disclose and quantify any ownership
interests held by governmental entities, including any ownership interests held by
state-owned enterprises, in all of your consolidated operating entities, including variable
interest entities or similar structures. In particular, we note CCTAM
                                                        Fund SPC, which holds
approximately 0.54% of JD Property   s equity interest, is
                                                        incorporated in the
Cayman Islands and indirectly wholly owned and controlled by a governmental entity in
the Chinese mainland.
 Sandy Ran Xu
JD.com, Inc.
November 14, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



                                                       Sincerely,
FirstName LastNameSandy Ran Xu
                                                       Division of Corporation
Finance
Comapany NameJD.com, Inc.
                                                       Disclosure Review
Program
November 14, 2023 Page 2
cc:       Shu Du, Esq.
FirstName LastName